Exhibit 99.1

Ballard Receives Follow-On Order From Nisshinbo For Breakthrough Technology Solutions Project

VANCOUVER, Jan. 20, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) announced that it has received a follow-on purchase order from Nisshinbo Holdings Inc. (Nisshinbo; www.nisshinbo.co.jp/english/) for a further phase of a Technology Solutions program related to the development of a breakthrough catalyst technology intended to reduce the cost of certain proton exchange membrane (PEM) fuel cells. The program, now entering its seventh phase, has been underway for approximately 2.5 years.

Nisshinbo is an "Environmental and Energy Company" Group providing low-carbon, optimized products across a range of business lines, including chemicals, precision instruments, electronics, automotive brakes, textiles and paper. Nisshinbo has been a long-time leading global supplier of carbon plates used in the construction of PEM fuel cells for various market applications.

Nisshinbo has supplied compression molded bipolar flow field carbon plates to Ballard for 20 years and, in November 2015, also became a strategic investor through a purchase of $5 million of Ballard common shares.

Dr. Kevin Colbow, Ballard's Vice President – Technology Solutions said, "Through this multi-year research and development collaboration with Nisshinbo, we have made measured progress toward a reduction in platinum loadings for air-cooled fuel cell stacks. These stacks are the key fuel cell technology that generates power for use in a number of market applications. Ballard remains at the forefront of PEM fuel cell innovation, developing breakthrough technologies that make PEM fuel cells higher performing and lower cost. We expect this program to reduce the amount of platinum by more than 70%."

The mandate of Ballard's Technology Solutions group is to help customers solve difficult technical and business challenges in their PEM fuel cell programs. Ballard delivers this through customized, bundled technology solutions, including world-class, specialized engineering services, access to the Company's deep intellectual property (IP) portfolio and know-how, as well as the supply of technology components.

In a PEM fuel cell, the membrane electrode assembly (MEA) is formed by placing a catalyst coated membrane between two flow field plates. When hydrogen gas flows across one side of the MEA and oxygen moves across the other side an electrochemical (non-combustion) reaction occurs, splitting hydrogen into protons and electrons. The electrons are captured as electricity. Combining fuel cells together to form multi-layer stacks increases the amount of electricity that can be produced.

The amount of platinum catalyst coating material used in a fuel cell has been successfully reduced over time. Ballard and Nisshinbo are working to develop a new PEM fuel cell catalyst technology that, on implementation, is intended to further reduce the cost of component parts used in Ballard's air-cooled fuel cell stacks.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 17:30e 20-JAN-16